May 10, 2006

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File No. 1-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated April 27, 2006 relating to the above-referenced filing by the Company. For your convenience, we have listed each comment from the letter below, with our response following each such comment.

Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates

Medical Claims Payable, page 55

1.	Comment: We believe your disclosure in Management’s Discussion and Analysis regarding the medical claims payable could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us in disclosure-type format the following:

a.	Discuss how each of your key assumptions in developing the medical claims payable has changed historically over the periods presented.

Response: In future filings of our Form 10-Q and 10-K, we will include a discussion, as appropriate, of how each of our key assumptions in developing medical claims payable has changed historically over the periods presented. Our key assumptions include the calculation of “completion factors” and the use of “trend factors”. While these are our two key assumptions, these assumptions can be influenced by many other variables including claims payment patterns, system conversions or changes, our mix of business, provider submission patterns,

Mr. Jim B. Rosenberg	- 2 -	May 10, 2006

business combinations, number of business days in a reporting period and other operational factors. Exhibit I to this letter is an excerpt from our 2005 Form 10-K as filed with the Commission on February 23, 2006 (paragraph numbers added), revised to provide an example of such discussion. Paragraphs 6, 7, 8 and 9 on pages EI-2 and EI-3 of Exhibit I include the additional discussion requested. We have included this added disclosure in revision marking to facilitate your review. In addition, Paragraph 3 on page EI-1 of Exhibit I includes a discussion of the variables that can influence the “completion factor” and “trend factor”.

b.	Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to key assumptions in the past and to what management is currently using as its key assumptions.

Response: In future filings of our Form 10-Q and 10-K, we will include a discussion, as appropriate, of each of our key assumptions used in calculating the current year medical claims payable given their historical changes or given current trends observed. This discussion will show a link between what has happened to key assumptions in the past and to what management is currently using as its key assumptions. Exhibit I to this letter is an excerpt from our Form 10-K as filed with the Commission on February 23, 2006, revised to provide an example of such discussion. Paragraphs 8 and 9 on pages EI-2 and EI-3 of Exhibit I include the additional discussion requested. We have included this added disclosure in revision marking to facilitate your review.

c.	Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions used would have on the December 31, 2005 medical claims liabilities and future operations. Merely applying a hypothetical percentage to your unpaid claims liabilities and stating the impact it would have on those liabilities does not appear to accomplish this objective.

Response: In future filings of our Form 10-Q and 10-K, we will include a quantification, as appropriate, of the impact that reasonable changes in key assumptions would have on the medical claims liabilities and future operations. Additionally, we will provide narrative disclosure, as appropriate, to facilitate the readers’ understanding of the impact of changes in our key assumptions. Exhibit I to this letter is an excerpt from our Form 10-K as filed with the Commission on February 23, 2006, revised to provide an example of such a quantification and narrative discussion. Paragraphs 8 and 9 on pages EI-2 and EI-3 of Exhibit I

Mr. Jim B. Rosenberg	- 3 -	May 10, 2006

include the additional discussion requested. We have included this added disclosure in revision marking to facilitate your review.

d.	Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported.

Response: For certain types of insurance, such as medical insurance, where there is a high frequency of claims of low severity, the claims reported at any time consists of hundreds of thousands of claims. Until these claims are actually processed through the claim adjudication system, very little is known about the ultimate payment of each specific claim. For example, the ultimate disposition for a claim could range from the full billed amount to zero in the case of a claim for services provided to someone other than our insured or a bill that is duplicative. Further, the ultimate paid amount may be considerably less than the billed amount based upon the contract negotiated with the provider of medical services and the benefit plan of the insured. This is very different than reported claims for many other types of insurance, such as life or property and casualty insurance, where the claims are relatively low in frequency but high in severity, as compared to medical claims.

We employ accepted actuarial methodologies in determining our liability for claims incurred but not paid. That methodology, as described in our critical accounting policies and estimates, first estimates the total incurred claims expense using historical claim submission and payment patterns. The liability for claims incurred but not paid (which is often used interchangeably with “incurred but not reported” claims in the health insurance industry) is then determined by subtracting paid claims from the total incurred claim estimate. While some companies in the health insurance industry separate the incurred but not paid liability into incurred but not reported and claims in the course of settlement (or claims reported), we believe this separation is merely an allocation of the total based on an additional estimate. Further, we believe such a presentation could mislead users of the financial statements into believing the amount representing claims in the course of settlement is more precise and subject to less risk inherent in the process of estimating the entire liability for claims incurred but not paid.

To address your comment, in future filings of our Form 10-Q and 10-K, we will include language to clarify the term incurred but not paid claims, which includes both incurred but not reported claims and claims reported but not processed and/or paid. Exhibit I is an excerpt from our Form 10-K filed with the Commission on February 23, 2006, revised to provide an example of such clarifying language. Paragraph 1 on page EI-1 of Exhibit I includes the additional discussion to clarify the term “incurred but not paid claims”. We have included this added disclosure in revision marking to facilitate your review.

Mr. Jim B. Rosenberg	- 4 -	May 10, 2006

2.	Comment: Please provide us in disclosure-type format a presentation of the net incurred medical claims – prior years (redundancies) for each year presented showing the percentage of net incurred medical claims – prior years (redundancies) to the beginning of the year net medical claims payable, net of net incurred medical claims prior years (redundancies). With respect to the “prior year redundancies in the current period as a percent of prior year net incurred medical claims” shown at the bottom of the table on page 57 and the “variance to total net incurred medical claims, as reported” as shown at the bottom of the table on page 58, provide us in disclosure-type format why these percentages are meaningful and in particular how the percentages highlight how accurate your past estimates have been. It would appear these percentages compare an amount that represents an adjustment to an estimate to an amount that is comprised mostly of settled claims (i.e., not an estimate).

Response: In future filings of our Form 10-Q and 10-K, we will include, as appropriate, presentation of net incurred medical claims – prior years (redundancies) as a percentage of beginning of the year net medical claims payable net of net incurred medical claims – prior years (redundancies). Additionally, we will provide a discussion of this ratio from year to year, as appropriate. Exhibit I is an excerpt from our Form 10-K as filed with the Commission on February 23, 2006, revised to provide an example of such a disclosure and discussion. Paragraphs 11 and 14 on page EI-4 and EI-5, respectively, of Exhibit I include the additional discussion requested. We have included this added disclosure in revision marking to facilitate your review.

With respect to the percentage of prior year redundancies in the current period as a percent of prior year net incurred medical claims shown at the bottom of the table on page 57, we believe this ratio provides the reader with transparency around the consistency in estimating total incurred claims. Due to our acquisitions in 2004 and 2005, several investors have requested this information to better understand our reserving practices on an adjusted basis to validate consistency in our methodology. To address your comment, we will provide narrative discussion, as appropriate, as to why we believe this metric is important for the reader in understanding the reasonableness of our estimate of the preceeding year calculation of current year incurred medical claims. Exhibit I is an excerpt from our Form 10-K as filed with the Commission on February 23, 2006 revised to provide an example of such narrative. Paragraph 15 on page EI-5 of Exhibit I includes the additional discussion requested. We have included this added disclosure in revision marking to facilitate your review.

Mr. Jim B. Rosenberg	- 5 -	May 10, 2006

In future filings of our Form 10-Q and 10-K, we will include a narrative discussion, as appropriate, of why the presentation of the variance between total net incurred medical claims as reported in the current year and the incurred claims for the prior year had it been determined retrospectively is important for the reader in understanding the reasonableness of our estimate of medical claims payable. Exhibit I is an excerpt from our Form 10-K as filed with the Commission on February 23, 2006, revised to provide an example of such narrative. Paragraph 17 on page EI-5 of Exhibit I includes the additional discussion requested. We have included this added disclosure in revision marking to facilitate your review.

Mr. Jim B. Rosenberg	- 6 -	May 10, 2006

*         *         *         *         *

In connection with our response to this comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at 317/488-6770.

Very truly yours,

/S/ WAYNE S. DEVEYDT
Wayne S. DeVeydt Senior Vice President and Chief Accounting Officer

Copy to:	Larry C. Glasscock
Chairman, President and Chief Executive Officer

David C. Colby
Executive Vice President and Chief Financial Officer

Exhibit I

Excerpt from WellPoint, Inc. 2005 Form 10-K as filed with the SEC on

February 23, 2006 with paragraph numbers added and with marked changes to show illustrative disclosure-type responses to

SEC comment letter dated April 27, 2006

Medical Claims Payable

1. The most judgmental accounting estimate in our consolidated financial statements is our liability for medical claims payable. At December 31, 2005, this liability was $4,923.4 million and represented 19% of our total consolidated liabilities. We record this liability and the corresponding benefit expense for incurred but not paid claims~~pending claims and claims that are incurred but not reported~~, including the estimated costs of processing such claims. Incurred but not paid claims include claims that are incurred but not reported and claims reported to us but not yet processed through our systems or paid.~~Pending claims are those received by us but not yet processed through our systems.~~ Liabilities for both claims incurred but not reported and reported but not yet processed or paid ~~claims~~ are determined in aggregate employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be adequate under moderately adverse circumstances. We determine the amount of the liability for incurred but not paid ~~reported~~ claims by following a detailed actuarial process that entails using both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Under this process, historical data of paid claims is formatted into “claim triangles,” which compare claim incurred dates to the dates of claim payments. This information is analyzed to create “completion factors” that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of incurred but not paid claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

2. For the most recent incurred months (generally the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for recent months are not projected from historical completion and payment patterns; rather they are projected by estimating the claims expense for those months based on recent claims expense levels and health care trend levels, or “trend factors”.

3. Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by our actuaries based on their knowledge and their estimate of emerging impacts to benefit costs and payment speed. Circumstances to be considered in developing our best estimate of reserves include changes in utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, claim processing patterns, ~~and~~ claim submission patterns and operational changes resulting from business combinations. A comparison of prior period liabilities to re-estimated claim liabilities based on subsequent claims development is also considered in making the liability determination. In ~~the actuarial process~~our comparison of prior year, the methods and assumptions are not changed as reserves are recalculated, rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability. To the extent appropriate, changes in such development are recorded as a change to current period benefit expense.

4. In addition to ~~the pending claims and~~ incurred but not paid~~reported~~ claims, the liability for medical claims payable includes reserves for premium deficiencies, if appropriate. Premium deficiencies are recognized when it is probable that expected claims and administrative expenses will exceed future premiums on existing medical insurance contracts without consideration of investment income. Determination of premium deficiencies for longer duration life and disability contracts includes consideration of investment income. For purposes of premium deficiencies, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts.

Exhibit I (continued)

5. We regularly review our assumptions regarding claim liabilities and make adjustments to benefit expense when necessary. If it is determined that our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be impacted in future periods. Adjustments of prior year estimates may result in additional benefit expense or a reduction of benefit expense in the period an adjustment is made. Further, due to the considerable variability of health care costs, adjustments to claim liabilities occur each quarter and are sometimes significant as compared to the net income recorded in that quarter. Prior year development is recognized immediately upon the actuary’s judgment that a portion of the prior year liability is no longer needed or that additional liability should have been accrued. That determination is made when sufficient information is available to ascertain that the re-estimate of the liability is accurate and will not fluctuate significantly with future development.

6. While there are many assumptions that are made as a part of the estimation of the incurred but not paid claims liability, the two key assumptions having the most significant impact on the liability as of December 31, 2005 are the completion and trend factors used in developing the incurred but unpaid claim liability. As discussed above, these two key assumptions can be influenced by other operational variables including system changes, provider submission patterns and business combinations.~~As described above, the completion factors and trend factors can have a significant impact on the claim liability. The following example provides the estimated impact to our December 31, 2005 unpaid claims liability assuming hypothetical changes in the completion and trend factors:~~

~~Completion Factor [1]~~		~~Claims Trend Factor [2]~~
~~(Decrease) Increase in Completion Factor~~	~~Increase (Decrease) in Unpaid Claims Liabilities~~	~~(Decrease) Increase in Claims Trend Factor~~	~~(Decrease) Increase in Unpaid Claims Liabilities~~
	~~(In millions)~~		~~(In millions)~~
~~(3)%~~	~~$751.0~~	~~(3)%~~	~~$(195.0)~~
~~(2)%~~	~~489.0~~	~~(2)%~~	~~(130.0)~~
~~(1)%~~	~~239.0~~	~~(1)%~~	~~(65.0)~~
~~1%~~	~~(229.0)~~	~~1%~~	~~65.0~~
~~2%~~	~~(448.0)~~	~~2%~~	~~130.0~~
~~3%~~	~~(659.0)~~	~~3%~~	~~195.0~~

~~[1]~~	~~Assumes (decrease) increase in the completion factors for the most recent four months~~
~~[2]~~	~~Assumes (decrease) increase in the claims trend factors for the most recent two months~~

~~7. In addition, assuming a hypothetical 1% total difference between our December 31, 2005 estimated claims liability and the actual claims paid, net income for the year ended December 31, 2005 would increase or decrease by $32.0 million, while basic and diluted net income per share would increase or decrease by $0.05 per share.~~

7. There is variation in the reasonable choice of completion factors, by duration for durations of three months through 12 months when the completion factors have the most significant impact. As previously discussed, completion factors tend to be less reliable for the most recent months and therefore, are not specifically utilized for months one and two. At December 31, 2005, the variability in months three to five was estimated to be between 40 and 70 basis points, while months six through twelve have much lower variability ranging from 10 to 20 basis points.

8. The difference in the reasonable completion factors that could be used results in possible variations in the incurred but not paid claim liability of 2%, depending on the completion factor used. Over the period from 2004 to 2005, selected completion factors have generally increased. This continued increase has been taken into consideration when determining the completion factors used in establishing the December 31, 2005 incurred but not paid claim liability by choosing factors that reflect the more recent experience. In 2003, results presented represent the former Anthem, Inc. on a stand alone basis. Due to the acquisition of WHN at the end of 2004, these periods are not on a comparable basis. Therefore, changes in assumptions from 2003 to 2004 are not meaningful in comparing these periods. It is important to note that the completion factor methodology inherently assumes that historical completion rates will be reflective of the current period. However, it is possible that the actual completion rates for the current period will develop differently from historical patterns and therefore could fall outside the possible variations described herein.

Exhibit I (continued)

9. The other major assumption used in the establishment of the December 31, 2005 incurred but not paid claim liability was the trend factors used in determining the claims expense per member per month for the most recent two incurral months. At December 31, 2005, there was a 750 basis point differential in the reasonable high and low trend factors. This range of trend factors would imply variability of 10% in the incurred but not paid claims liability, depending upon the trend factor used. Over the period from 2004 to 2005, claim trends have declined. As we look at the year-over-year claim trend for the prior period (November and December 2004) compared to the current period (November and December 2005), the trend generated by our reserve models has declined. Because historical trend factors are often not representative of current claim trends, the trend experience for the most recent six to nine months, plus knowledge of recent events likely affecting current trends, have been taken into consideration in establishing the incurred but not paid claim liability at December 31, 2005. In general, the trend factors used in our reserve models are lower than those used in recent periods.

10. As summarized below, Note 10 to our audited consolidated financial statements for the year ended December 31, 2005 included in this Form 10-K provides historical information regarding the accrual and payment of our medical claims liability. Components of the total incurred claims for each year include amounts accrued for current year estimated claims expense as well as adjustments to prior year estimated accruals. In Note 10 to our audited consolidated financial statements, the line labeled “incurred related to prior years” accounts for those adjustments made to prior year estimates. The impact of any reduction of “incurred related to prior years” claims may be offset as we establish the estimate of “incurred related to current year”. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for our claims. When we recognize a release of the redundancy, we disclose the amount that is not in the ordinary course of business, if material. We believe we have consistently applied our methodology in determining our best estimate for unpaid claims liability at each reporting date.

Exhibit I (continued)

11. A reconciliation of the beginning and ending balance for medical claims payable for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Years Ended December 31
	2005	2004	2003
(In millions)
Gross medical claims payable, beginning of period	$4,202.0	$1,841.7	$1,800.0
Ceded medical claims payable, beginning of period	(31.9)	(8.7)	(2.8)

Net medical claims payable, beginning of period	4,170.1	1,833.0	1,797.2

Business combinations and purchase adjustments	784.5	2,394.4	(20.6)
Net incurred medical claims:
Current year	33,471.0	15,452.6	12,374.2
Prior years (redundancies)	(655.6)	(172.4)	(226.2)

Total net incurred medical claims	32,815.4	15,280.2	12,148.0

Net payments attributable to:
Current year medical claims	29,532.5	12,556.3	10,598.3
Prior years medical claims	3,341.8	2,781.2	1,493.3

Total net payments	32,874.3	15,337.5	12,091.6

Net medical claims payable, end of period	4,895.7	4,170.1	1,833.0
Ceded medical claims payable, end of period	27.7	31.9	8.7

Gross medical claims payable, end of period	$4,923.4	$4,202.0	$1,841.7

Current year medical claims paid as a percent of current year net incurred medical claims	88.2%	81.3%	85.6%

Prior year redundancies in the current period as a percent of prior year net medical claims payable less prior year redundancies in the current period	18.7%	10.4%	14.4%

Prior year redundancies in the current period as a percent of prior year net incurred medical claims	4.2%	1.4%	2.3%

12. Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any year end are continually reviewed and re-estimated as information regarding actual claims payments, or runout, becomes known. This information is compared to the originally established year end liability. Negative amounts reported for incurred related to prior years result from claims being settled for amounts less than originally estimated. The prior year redundancy of $655.6 million shown in the table above and in Note 10 to our audited consolidated financial statements for the year ended December 31, 2005, represents an estimate based on paid claim activity from January 1, 2005 to December 31, 2005. Medical claim liabilities are usually described as having a “short tail”, which means that they are generally paid within several months of the member receiving service from the provider. Accordingly, the majority, or approximately 87%, of the $655.6 million redundancy relates to claims incurred in calendar year 2004, with the remaining 13% related to claims incurred in 2003 and prior.

13. The ratio of current year paid as a percent of current year incurred was 88.2% for 2005, 81.3% for 2004, and 85.6% for 2003. The 2004 ratio was impacted by having only one month of medical claims incurred and paid during 2004 for the former WHN. If the former WHN had not been included during 2004, current year medical claims paid would have been $12,170.8 million, current year net incurred medical claims would have been $13,942.8 million and the adjusted ratio would have been approximately 87.3% for 2004. Comparison of the 2005 ratio of 88.2%, the adjusted 2004 ratio of 87.3% and the 2003 ratio of 85.6% indicate that we are paying claims faster. The increase is primarily attributable to improved processes and electronic connectivity with our provider networks. The result of these changes is an enhanced ability to adjudicate and pay claims more quickly.

Exhibit I (continued)

14. We calculate the percentage of prior year redundancies in the current period as a percent of prior year net incurred claims payable less prior year redundancies in the current period in order to demonstrate the development of the prior year reserves. This metric was 18.7% for 2005, 10.4% for 2004 and 14.4% for 2003. The 830 basis point increase in this metric for 2005 was caused by actual completion factors and claim trends differing from the assumptions used to support our best estimate of the incurred but not paid claim liability of the prior period. The actual completion factors on the 2004 calendar year developed faster than anticipated primarily because our providers are using electronic connectivity at an increasing rate. Additionally, actual claim trends were decreasing faster than anticipated in our assumptions used to estimate medical claims payable because of moderating outpatient service trends and declines in pharmacy benefit cost trend.

15. We calculate the percentage of prior year redundancies in the current period as a percent of prior year net incurred medical claims to indicate the percentage of redundancy included in the preceding year calculation of current year net incurred medical claims. We believe this calculation indicates the reasonableness of our prior year estimation of incurred medical claims and the consistency of our methodology.~~to net incurred medical claims recorded in each prior year in order to demonstrate the development of the prior year reserves~~. This metric was 4.2% for 2005, 1.4% for 2004 and 2.3% for 2003. This ratio is calculated using the redundancy of $655.6 million, shown above, which represents an estimate based on paid claim activity from January 1, 2005 to December 31, 2005. The 2005 ratio is impacted by having only one month of net incurred medical claims for WHN in 2004. If WHN had been included for the full year 2004 estimated prior year net incurred medical claims would have been $31,281.2 million, and the adjusted ratio would have been approximately 2.1% for the year ended December 31, 2005. The 2.3% ratio for 2003 was impacted by having only five months of net incurred medical claims in 2002 related to the former Trigon Healthcare, Inc. If the former Trigon Healthcare, Inc. had been included for the full year 2002, the ratio would have been approximately 2.0% for 2003.

16. The following table shows the variance between total net incurred medical claims as reported in the above table for each of 2004 and 2003 and the incurred claims for such years had it been determined retrospectively (computed as the difference between “net incurred medical claims – current year” for the year shown and “net incurred medical claims – prior years (redundancies)” for the immediately following year):

	Years Ended December 31
	2004	2003
(In millions)
Total net incurred medical claims, as reported	$15,280.2	$12,148.0
Retrospective basis, as described above	14,797.0	12,201.8

Variance	$483.2	$(53.8)

Variance to total net incurred medical claims, as reported	3.2%	(0.4)%

17. Given that our business is primarily short tailed, the variance to total net incurred medical claims, as reported above, is used to assess the reasonableness of our estimate of ultimate incurred medical claims for a given calendar year with the benefit of one year of experience. The 2004 variance of $483.2 million and variance to total incurred medical claims, as reported of 3.2% are impacted by having only one month of total incurred as reported for WHN during 2004 and a full development of WHN activity in the retrospective basis amount. The adjusted variance would be approximately $146.7 million and the variance to total incurred would be approximately 1.0% if the impact of WHN is removed. We expect that substantially all of the development of the 2005 estimate of medical claims payable will be known during 2006. This small variance to total net incurred medical claims, ~~This table,~~ adjusted for the impact of WHN, shows that our estimates of this liability have approximated the actual experience for the years depicted~~development~~.